111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

November 7, 2013

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	National General Holdings Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 18, 2013

File No. 333-190454

Dear Mr. Riedler:

On behalf of National General Holdings Corp. (the “Company”), we are writing to respond to the comments raised in the Staff’s letter to the Company dated November 1, 2013, as discussed in a call with Ibolya Ignat and Mark Brunhofer on November 6, 2013. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Company’s Amendment No. 2 to Registration Statement on Form S-1, as filed October 18, 2013.

Securities and Exchange Commission

November 7, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Income Taxes, page 54

1.	We are still assessing your response to our previous comment 2. Please tell us the amount of deferred income tax benefit, i.e., the change in deferred tax liability, associated with your Luxembourg equalization reserves for each of the periods presented in your financial statements.

Response: During 2012, the Company recorded a change in deferred tax liability of approximately $4.8 million associated with the equalization reserve and amortization expense related to the associated intangible asset of approximately $3.7 million. The net impact on income associated with the change in equalization reserve was therefore $1.1 million in 2012.

During the six months ended June 30, 2013, the Company recorded a change in deferred tax liability of approximately $1.9 million associated with the equalization reserve and amortization expense related to the associated intangible asset of approximately $1.3 million. The net impact on income associated with the change in equalization reserve was therefore approximately $0.6 million in 2013.

Financial Statements

Notes to Consolidated Financial Statements

Note 2: Accounting Policies

(f) Ceding Commission Revenue, page F-8

2.	We acknowledge your response to previous comment 8. Please address the following additional comments:

•	Please confirm that the ceding commission income you reflect as revenue in your statements of income includes reimbursement for the recovery of acquisition costs on the ceded premiums. If so, please tell us why you did not reflect that portion of your ceding commissions as a reduction of your deferred acquisition costs as required by ASC 944-30-35-64 and tell us for each period provided in your filing the portion of your ceding commission income that relates to the recovery of acquisition costs.

•	Given that your ceding commission income primarily relates to related parties, please tell us why these parties are willing to pay you a ceding commission that is higher than your acquisition costs. In your response, please tell us whether these related parties are essentially earning a disproportionately low return on the overall portion of business ceded to them.

Securities and Exchange Commission

November 7, 2013

Response: Under the Company’s quota share agreement, the Company is entitled to receive ceding commission ranging from 30% to 32% of earned premiums. This ceding commission income provides for the reimbursement of both acquisition related costs and other operating cost associated with the ceded premium. These other operating costs include, but are not limited to, claims department costs, policy servicing, printing and mailing, regulatory compliance, accounting and policy systems administration costs. Hence, the ceding commission income represents reimbursement for the total origination and operating costs related to the ceded premium, and not just acquisition costs.

The Company’s total expense ratio (as defined in the registration statement) is approximately 30% of earned premiums, of which direct acquisition cost ranges from 12% to 14%. The remaining balance of approximately 16% to 18% relates to general, administrative and claims expenses. The direct acquisition cost will vary period to period as the Company’s business mix changes from agency sourced business in which a commission is paid to an independent agent to the company’s direct to consumer business which bears a larger general and administrative expense component.

As stated in the Company’s previous response, the ceding commission income rate is a contractually negotiated rate. As the contract did not specifically break out the various components , the Company believes it is proper to reflect this under revenues rather than as a reduction of acquisition and other underwriting expenses. Historically, the Company has ceded 50% of its net earned premiums, which has generated significant ceding commission income. If the Company had netted the entire ceding commission income against acquisition and other underwriting expense, this caption in the financial statements would have been significantly reduced, which the Company believes would not be meaningful to investors. In addition, since the Company generates most of this income from related parties, the Company believes it is more meaningful and appropriate to show the transaction as an aggregate amount specifically identifiable as related party income for financial statement presentation purposes.

Note 10: Income Taxes, page F-38

3.	We acknowledge your response to comment 12. Please address the following additional comments:

•	Please explain to us how you had a tax deduction for the acquisition costs associated with the business commuted to a subsidiary of GMAC in conjunction with your acquisition of the U.S. consumer property and casualty insurance business of GMAC. In this regard, you indicate that the asset for deferred acquisition costs was not recorded for GAAP purposes in acquisition accounting and you separately indicate that these costs are expensed as incurred for statutory and tax purposes. As a result, it would appear that GMAC claimed a tax deduction for the acquisition costs that were capitalized on its GAAP balance sheet in its tax return prior to your acquisition and that you would not be entitled to a tax deduction for those same acquisition costs.

Securities and Exchange Commission

November 7, 2013

•	To the extent that you are not entitled to claim a tax deduction for the acquisition costs incurred by GMAC prior to your acquisition, please tell us your consideration for recording a liability for unrecognized tax benefits under ASC 740-10-25-5 through 25-17 and ASC 740-10-30-7.

Response: To clarify the Company’s previous responses, it may be helpful to explain certain relevant historical details of the acquisition of 100% of GMAC Insurance Holdings, Inc.’s (“GMAC”) U.S. consumer property and casualty insurance business by NGHC on March 1, 2010. Prior to the Company’s acquisition of the insurance subsidiaries from GMAC, the insurance subsidiaries had a 100% quota share agreement with Motors Insurance Company (Motors), a subsidiary of GMAC. Pursuant to this agreement, all of the insurance subsidiaries ceded 100% of their business to Motors.

Immediately prior to the Company’s acquisition, this quota share agreement was commuted and the subsidiaries assumed back the loss reserves and unearned premiums along with other insurance assets and liabilities which were previously ceded to Motors. This assumption resulted in the subsidiaries assuming or bringing back all insurance related assets and liabilities which included, but were not limited to, acquisition cost, reinsurance recoverable, loss reserves, and unearned premiums. From a statutory accounting and income tax standpoint, the subsidiaries expensed the acquisition cost and other non-admitted assets while Motors recognized income related to the recovery of previously expensed acquisition expenses on the commuted business. In other words, the subsidiaries recorded a loss on a statutory basis related to the acquisition expenses they assumed under the commutation agreement while Motors recognized a gain. Accordingly, the recapture of acquisition costs as income by Motors and the loss by the subsidiaries were properly taken on their respective tax returns in 2010. The Company has also confirmed with Motors that their accounting of this transaction was consistent with this explanation.

From a U.S. GAAP standpoint, this statutory and tax loss does not exist as it occurred immediately prior to the acquisition and shortly thereafter all insurance assets and liabilities were recorded at fair value in accordance with ASC 944-805-30-1. More specifically, under U.S. GAAP the Company did not establish a deferred acquisition cost asset or any associated deferred tax liability at the acquisition date. It should also be noted that there was no future event for tax purposes that was expected to occur related to these acquisition expenses subsequent to the acquisition date. Accordingly, this statutory and tax loss on commutation created a one-time permanent reconciling item which is appropriately reflected in the 2010 rate reconciliation in the financial statements.

Securities and Exchange Commission

November 7, 2013

Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1773.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard

J. Brett Pritchard

cc: Jeffrey Weissmann, Esq.